Date May 30, 2013

Mark P. Shuman Securities and Exchange Commission

Re:

Bookedbyus Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed April 12, 2013

File No. 333-176705

In response to your letter dated April 25, 2013, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Bookedbyus Inc. (the “Company”).  Amendment No. 7 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s April 25, 2013 letter in italicized text immediately before our response.

General

1.

Please update the financial statements to comply with Rule 8-08 of Regulation S-X. Also update MD&A and other corresponding disclosure.

Response:

We have updated the financial statements and our disclosure in accordance with your request.

Summary Information

Summary Information about Bookedbyus Inc, page 5

2.

We note your response to prior comment 3. Here, and throughout the filing, you disclose that your sole source of revenue since inception has been from a consulting project unrelated to your planned business model. Also disclose that you do not have a contract for this project and discuss the associated risks.

Response:

We have added the following revision to our disclosure throughout the filing:

“Because we have no written consulting agreement, any dispute arising from such consulting project and the $30,002 in revenues earned may be difficult to settle and the terms of the consulting project may be difficult to prove. Accordingly, in the event of a dispute settlement, revenues earned may be subject to refund.”

In addition, we have added the following risk factor:

“THE COMPANY HAS EARNED REVENUES FROM CONSULTING PROJECTS

UNRELATED TO OUR PLANNED BUSINESS MODEL AND BECAUSE WE HAVE NO WRITTEN CONSULTING AGREEMENT, A DISPUTE ARISING FROM SUCH CONSULTING PROJECT MAY BE DIFFICULT TO SETTLE.

Because we have no written consulting agreement, any dispute arising from such consulting project and the $30,002 in revenues earned may be difficult to settle and the terms of the consulting project may be difficult to prove. Accordingly, in the event of a dispute settlement, revenues earned may be subject to refund.”

Exhibit 23

3.

Please revise to include a currently dated auditor’s consent which references all of the periods covered in the auditor’s report. In this regard, the consent should either refer to the financial statements as a whole or to the balance sheets as of August 31, 2012 and 2011 and the statements of operations and statements of cash flows for the years ended August 31, 2012 and 2011, as well as the period from the date of inception (December 27, 2007) to August 31, 2012.

Response:

We have provided a revised auditor consent for Exhibit 23.

We trust this meets with your approval.

Sincerely,

/s/Fred Person

Fred Person

President